FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, aiming at meeting the Company’s current needs, proposes the following to the Extraordinary General Shareholders’ Meeting:

1. Inclusion in the Company’s corporate purpose, in view of the possibility to develop a new activity corresponding to the management services of food, meal, drugstore, fuel, transportation vouchers/cards and other cards which result from the activities related to its corporate purpose. In the event said proposal is approved, new item “t” shall be included in Paragraph 1 of Article 2 of the Bylaws, wording of which shall be as follows and, subsequently, the following item shall be renumbered:

“ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

Paragraph 1 - The Company may also engage in the following activities:
[...]
t) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

u) representation of other companies, both Brazilian and foreign, and participation in other companies irrespective of the form or object of same.
[...].”

2. The amendment of articles in the Bylaws, with the purpose of adjusting them to the Company’s needs, in the following regard: (i) to reorder words in items XIII and XVIII of Article 9; (ii) to amend Article 13, Sole Paragraph, allowing the board member, in the event of absence or temporary impediment, to appoint, in writing, someone to replace him/her at the respective meeting. Consequently, to exclude Paragraph 2 of Article 14, and such Article shall have a Sole Paragraph only; (iii) amendment of the caput of Article 15, specifying in five the minimum number of annual meetings of the Board of Directors and subsequent amendment of the means of verification of the quorum of instatement of these meetings, provided for in Paragraph 3, in view of the amendments of Articles 13 and 14 mentioned above; and (iv) exclusion of word “previously” in items “n”, “p” and “q” of Article 18, and inclusion in item “n” of the maximum value limit for the resolution of matters set forth therein, reordering its terms.

3. Consolidation of the Bylaws which shall reflect the amendments to items 1 and 2 proposed herein.

The Members of the Company’s Management attending the Meeting will be entitled to render all the information deemed as convenient and necessary by the Shareholders for their decision making process. This is the proposal we have to present, to which we expect the due approval.

São Paulo, December 3, 2008.

THE MANAGEMENT

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 8, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.